                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                            MCK COMMUNICATIONS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    581243102
                                    ---------
                                 (CUSIP NUMBER)

                            033 Asset Management, LLC
                           125 High Street, Suite 1405
                                   14th Floor
                           Boston, Massachusetts 02110

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor

                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 2001

             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1-(b)
           [X]  Rule 13d-1-(c)
           [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages
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CUSIP No. 581243102

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

033 Asset Management, LLC

2.        Check the Appropriate Box if a Member of a Group (See Instructions)_

a.       __________________________________________________________

b.       __________________________________________________________

3.        SEC Use Only _____________________________________________

4.        Citizenship or Place of Organization:   Delaware

    Number of Shares         5.  Sole Voting Power  1,693,100 Shares
       Beneficially
       Owned by              6.  Shared Voting Power            0
       Each
       Reporting             7.  Sole Dispositive Power   1,693,100 Shares
       Person
       With                  8.  Shared Dispositive Power              0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,693,100
     Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares_____
           (See Instructions)  __________________________________________

11. Percent of Class Represented by Amount in Row 9   8.32% of Common Stock

12. Type of Reporting Person (See Instructions)  00


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CUSIP No. 581243102

ITEM 1(a)  NAME OF ISSUER:

MCK Communications, Inc.

ITEM 1(b)  ADDRESS OF ISSUER:

117 Kendrick Street
Needham, MA 02494

ITEM 2(a)  NAME OF PERSON FILING:

033 Asset Management, LLC

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

125 High Street, Suite 1405
14th Floor
Boston, MA 02110

ITEM 2(c)  CITIZENSHIP:

  Delaware,  USA

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

  Common Stock, $0.001 par value

ITEM 2(e)  CUSIP NUMBER:

  581243102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR 13d-2(c) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:


                               Page 3 of 6 Pages
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CUSIP No. 581243102

a.       [ ]      Broker or dealer registered under Section 15 of the Act,
b.       [ ]      Bank as defined in Section 3(a)(6) of the Act,
c.       [ ]      Insurance Company as defined in Section 3(a)(19) of the Act,
d.       [ ]      Investment Company registered under Section 8 of the
                  Investment Company Act,
e.       [ ]      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       [ ]      Employee Benefit Plan, or Endowment Fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F),
g.       [ ]      Parent Holding Company or Control Person, in accordance with
                  Rule 13d-1(b)(ii)(G); (Note: see Item 7),
h.       [ ]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
i.       [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;
j.       [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  ITEM 4   OWNERSHIP:

         (a)      AMOUNT BENEFICIALLY OWNED:

                  As of December 31, 2001, 1,693,100 shares of the Issuer were beneficially owned by (i) 033 Growth Partners I, L.P., (ii) 033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033 Growth International Fund, Ltd. (together, the "Funds"). 033 Asset Management, LLC is the investment manager of the Funds and, accordingly, it may have attributed to it, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the beneficial ownership of the aggregate amount of 1,693,100 shares of the Issuer. 033 Asset Management, LLC disclaims beneficial ownership of any shares in this statement inasmuch as it has no pecuniary interest.

         (b) PERCENT OF CLASS: 8.32% (calculated based upon 20,350,097 shares outstanding as of November 30, 2001, as reported in the latest Form 10-Q of the Issuer).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           1,693,100 shares

                  (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                           0


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CUSIP No. 581243102

                  (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           1,693,100 shares

                  (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages
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CUSIP No. 581243102


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2002
- --------------------------------------------------------------------------------
DATE

/s/ Lawrence C. Longo
- --------------------------------------------------------------------------------
SIGNATURE

Lawrence C. Longo, Chief Operating Officer
- --------------------------------------------------------------------------------
NAME/TITLE


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